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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Stacey's Buffet, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    852328103
                                 (CUSIP Number)

                                Robert E. Wheaton
                      Chief Executive Officer and President
                                Star Buffet, Inc.
                               440 Lawndale Drive
                         Salt Lake City, Utah 84115-2917
                                 (801) 463-5500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:

                             C. Craig Carlson, Esq.
                             J. Michael Vaughn, Esq.
                        Stradling, Yocca, Carlson & Rauth
                      660 Newport Center Drive, Suite 1600
                             Newport Beach, CA 92660
                            Telephone: (714) 725-4000

                                October 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.                                                      Page 2 of 5 Pages
852328103


================================================================================
 1     NAME OF REPORTING PERSON:  Star Buffet, Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON:  IRS No. 84-1430786
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP                                                        (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO TEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------------------------------------------------------
     NUMBER OF       7     SOLE VOTING POWER
       SHARES                       1,342,422 (1)
                  --------------------------------------------------------------
    BENEFICIALLY     8     SHARED VOTING POWER
      OWNED BY                           -0-
                  --------------------------------------------------------------
        EACH         9     SOLE DISPOSITIVE POWER
     REPORTING                      1,342,422 (1)
                  --------------------------------------------------------------
       PERSON        10    SHARED DISPOSITIVE POWER
        WITH                             -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON
                1,342,422
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                34% (2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                CO
================================================================================
     (1) Represents warrants to purchase shares of common stock.

     (2) Based upon 2,493,144 shares of Common Stock outstanding as of July 31, 1997 as reported by the Company in its 10-Q for the quarterly period ended June 18, 1997.


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Item 1.   Security and Issuer
          -------------------

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Stacey's Buffet, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 801 West Bay Drive, Suite 704, Largo, Florida 33770.

Item 2.   Identity and Background
          -----------------------

         This Statement is being filed by Star Buffet, Inc., a Delaware corporation ("Star" or "the Reporting Person"). The principal executive offices of Star are located at 440 Lawndale Drive, Salt Lake City, Utah 84115-2917. Star is engaged in the business of owning and operating restaurants, the majority of which are buffet style restaurants. Star's restaurants are located in nine western states.

         Information regarding the directors and executive officers of Star is set forth on Schedule I attached hereto, which is hereby incorporated by reference. All of the directors and executive officers of Star are citizens of the United States.

         During the last five years, neither Star nor, to the best knowledge of Star, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The obligation to file this Statement was triggered by Star's agreement to make loans to the Company from time to time up to a maximum of $4,500,000 dollars pursuant to a credit agreement (the "Agreement") dated October 31, 1997, on which date the Company issued to Star warrants to purchase a total of 1,342,422 shares of Common Stock of the Company as consideration for such loan. The exercise price of the warrants is $1.00 per share, which is to be purchased with general working capital funds.

Item 4.   Purpose of Transaction
          ----------------------

         Star acquired the Warrants to purchase shares of Common Stock of the Company for the purpose of facilitating a significant investment in the Company and to facilitate consummation of the transactions contemplated by the Agreement. In connection with the transactions consummated pursuant to the Agreement, Robert E. Wheaton, the President and Chief Executive Officer of Star, and Theodore Abajian, the Chief Financial Officer of Star, were elected to the Board of Directors of Stacey's. In addition, pursuant to the Agreement, the Company granted Star an option to purchase six Stacey's Buffet restaurants, which option was exercised by Star.

         Star intends to work with Stacey's in an effort to improve the value of the Common Stock and the financial condition and results of operations of Stacey's and to that end may suggest changes in management, staffing levels or sales of specific restaurant assets. Star intends to continuously review its investment in the Company and may in the future change its present course of action and decide to pursue an alternate course of action. Star may seek control of the Company or may merely seek to increase its investment in the Company without obtaining control. Star may determine to dispose all or a portion of the shares of Common Stock which they may hereafter acquire. In reaching any conclusions as to the foregoing, Star will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company including, but not limited to, the attitude of the Board of Directors and management of the Company, other business opportunities


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available to Star and its affiliates, developments with respect to Star's business and the businesses of its affiliates, general economic conditions, and money and stock market conditions.

         Other than as described above, Star has no present plans or proposals which relate to or would result in:

         (a) The acquisition by Star of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

         (a) This information is hereby incorporated by reference as described in points 7-13 of the cover page.

         (b) The Reporting Person will have the sole power to vote, direct the voting of and direct the disposition of any Common Stock when acquired by it.

         (c) The Reporting Person has not effected any transactions in the shares of Common Stock since October 31, 1997.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends or the proceeds of sale of such securities.

         (e)      Not applicable.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Star is a party to the Agreement and the Warrant, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits

         99.1    Credit Agreement

         99.2    Warrant to Purchase Common Stock of Stacey's Buffet, Inc.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    November 10, 1997         Star Buffet, Inc.



                                   By:
                                       -----------------------------------------
                                       Theodore Abajian, Chief Financial Officer

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                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The names, present principal occupations and business addresses of the directors and executive officers of Star are set forth below. If no address is given, the director's or executive officer's business address is that of Star. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Star. Each of the named individuals is a citizen of the United States.

DIRECTORS OF STAR BUFFET, INC.:
-------------------------------

William P. Foley II, Chairman of the Board, Star; Chairman of the Board and Chief Executive Officer of CKE Restaurants, Inc., 1200 North Harbor Boulevard, Anaheim, California 92861.

Robert E. Wheaton, Chief Executive Officer and President, Star.

C. Thomas Thompson, President and Chief Operating Officer, CKE Restaurants, Inc., 1200 North Harbor Boulevard, Anaheim, California 92801.

Stuart W. Clifton, Chief Executive Officer, President and Director, DataWorks Corporation, 5910 Pacific Center, Suite 300, San Diego, California 92121.

Jack M. Lloyd, Chairman of the Board, President and Chief Executive Officer, DenAmerica Corp., 7373 North Scottsdale Road, Scottsdale, Arizona 85253.

Thomas G. Schadt, Chief Executive Officer, Bear Creek, L.L.C., 4757 East Valley Vista Lane, Paradise Valley, Arizona 85253.

Norman N. Habermann, President, Scobrett Associates, Inc., 114 East De la Guerra, #6, Santa Barbara, California 93101 .

John F. North, President, Co-Chairman of the Board of Directors, North's Restaurants, Inc., 1005 North Riverside, #100, Medford, Oregon 97501 .


EXECUTIVE OFFICERS OF STAR BUFFET, INC.:
----------------------------------------

Robert E. Wheaton, Chief Executive Officer, President and Director.

Theodore Abajian, Chief Financial Officer.

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